

April 19, 2012

John A. Williams
President and Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339

> **Re:** **Preferred Apartment Communities, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed April 16, 2012**
> **File No. 333-176604**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

   - March 14, 2012 press release, and

   - April 2, 2012 press release.

   We note that both of these communications contain information about the registered offering and therefore, the safe harbor of Securities Act Rules 168 is not available.

Supplement No.1 dated April 13, 2012

2. Please revise the distribution table on page S-1 to include a column showing cash flow from operations for the period presented. In addition, in the table or in the accompanying

narrative, please provide a comparison of total distributions paid in the fiscal year and earnings or FFO. To the extent your cash flow from operations and/or earnings are not sufficient to cover the distributions paid in the fiscal year, please include a risk factor in the supplement that discloses the percentage shortfall and address the dilutive risk of distributions that are funded from financings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Peter M. Fass, Esq.